SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GALAPAGOS NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

36315X101

(CUSIP Number)

Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California, 94404

650-574-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 22, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Gilead Sciences, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 20,628,929

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 20,628,929

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,628,929

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.9%*

14	Type of Reporting Person CO

*

Based on 61,953,831 ordinary shares, no par value, of Galapagos NV (the “Issuer”) issued and outstanding as of October 25, 2019, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on October 28, 2019 (the “October 28 Form 6-K”), plus the 7,039,243 ordinary shares, no par value, of the Issuer that are issuable to Gilead Therapeutics A1 Unlimited Company pursuant to the warrants described in this Schedule 13D/A based on the number of ordinary shares issued and outstanding as of October 25, 2019, as reported in the October 28 Form 6-K.

1	Names of Reporting Persons Gilead Therapeutics A1 Unlimited Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 20,628,929

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 20,628,929

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,628,929

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.9%*

14	Type of Reporting Person OO

*

Based on 61,953,831 ordinary shares, no par value, of the Issuer issued and outstanding as of October 25, 2019, as reported in the October 28 Form 6-K, plus the 7,039,243 ordinary shares, no par value, of the Issuer that are issuable to Gilead Therapeutics A1 Unlimited Company pursuant to the warrants described in this Schedule 13D/A based on the number of ordinary shares issued and outstanding as of October 25, 2019, as reported in the October 28 Form 6-K.

SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 23, 2019, as amended by Amendment No. 1 to Schedule 13D originally filed with the Securities and Exchange Commission on August 29, 2019 (the “Schedule 13D”), filed by Gilead Sciences, Inc., a Delaware corporation (“Gilead”), and Gilead Therapeutics A1 Unlimited Company, an unlimited liability company formed under the laws of Ireland and a wholly owned subsidiary of Gilead (“A1” and together with Gilead, the “Reporting Persons”), with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Galapagos NV (the “Issuer”).

This Schedule 13D/A is being filed to report the issuance of the Initial Gilead Warrant A of the Issuer (the “Initial Warrant A”) and the Initial Gilead Warrant B of the Issuer (the “Initial Warrant B” and, together with the Initial Warrant A, the “Warrants”) to A1 pursuant to the previously disclosed Subscription Agreement, dated July 14, 2019, between A1 and the Issuer (the “Subscription Agreement”) and an exercise of the Initial Warrant A to Purchase Ordinary Shares. Except as expressly amended by this Schedule 13D/A, the Schedule 13D remains in effect.

Item 1. Security and Issuer.

This Schedule 13D/A amends and supplements the Schedule 13D with respect to the Ordinary Shares of the Issuer.  The principal executive offices of the Issuer are located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Item 2. Identity and Background.

The last paragraph of Item 2 of the Schedule 13D is hereby amended and replaced with the following, and Schedule I of the Schedule 13D is hereby amended and replaced with Schedule I attached hereto:

During the last five years, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I or Schedule II to the Schedule 13D (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented with the addition of the following:

This Schedule 13D/A is being filed to report the issuance of the Warrants to A1 pursuant to the previously disclosed Subscription Agreement, and an exercise of the Initial Warrant A to Purchase Ordinary Shares. On October 22, 2019, the Issuer issued the Warrants to A1 pursuant to the terms of the Subscription Agreement.

Subject to the terms of the Subscription Agreement, the Initial Warrant A entitles the holder thereof to subscribe, during the entire term of the Initial Warrant A, upon each exercise of the Initial Warrant A, for a maximum number of shares that is sufficient to bring the number of shares owned by the Reporting Persons and any of their affiliates to 25.1% of the actually issued and outstanding shares immediately after the issue of the shares that are to be issued upon the relevant exercise of the Initial Warrant A (rounded down to the nearest whole share) (the “Warrant Limit A”). The Initial Warrant A has a term starting as of October 22, 2019 and ending at 11:59 p.m. on October 22, 2020. The Initial Warrant A can be exercised at one or several occasions during the entire term of the Initial Warrant A, but not more than once per period of three (3) months, subject to certain exceptions. The Initial Warrant A remains outstanding for the remaining duration of its term even if exercised for a number of shares that is equal to the then applicable Warrant Limit A.

Subject to the terms of the Subscription Agreement, the Initial Warrant B entitles the holder thereof to subscribe, during the entire term of the Initial Warrant B, upon each exercise of the Initial Warrant B, for a maximum number of shares that is sufficient to bring the number of shares owned by the Reporting Persons and any of their affiliates and any other party Acting in Concert (as defined in the Subscription Agreement) with the Reporting Persons or any of their affiliates to 29.9% of the actually issued and outstanding shares immediately after the issue of the shares that are to be issued upon the relevant exercise of the Initial Warrant B (rounded down to the nearest whole share) (the “Warrant Limit B”). The Initial Warrant B has a term starting as of October 22, 2019 and ending at 11:59 p.m. on August 23, 2024. The Initial Warrant B can be exercised at one or several occasions during the entire term of the Initial Warrant B, but not more than once per period of three (3) months, subject to certain exceptions. The Initial Warrant B remains outstanding for the remaining duration of its term even if exercised for a number of shares that is equal to the then applicable Warrant Limit B.

Based on the 61,953,831 Ordinary Shares issued and outstanding as of October 7, 2019, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on October 8, 2019 (the “October 8 Form 6-K”), A1 would be entitled to purchase up to 7,039,243 Ordinary Shares pursuant to the terms of the Warrants, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on September 20, 2019 (the “September 20 Form 6-K”).

The Warrants have been issued to A1 without any additional consideration being due by A1 or any of its affiliates.

The exercise price of the Initial Warrant A shall, per share that shall be subscribed for upon an exercise of the Initial Warrant A, in relation to such shares, be equal to EUR 140.59 (which is the same as the issue price of the 6,828,985 new shares that were issued to A1 on August 23, 2019). The exercise price of the Initial Warrant A is subject to customary adjustments, including in respect of dividend or other distributions made by the Issuer in relation to the Issuer’s shares.

The exercise price of the Initial Warrant B shall, per share that shall be subscribed for upon an exercise of the Initial Warrant B, in relation to such shares, be equal to the greater of (i) 120% multiplied by the arithmetic mean of the daily volume weighted average trading price of the Issuer’s shares as traded on Euronext Brussels and Euronext Amsterdam (or such other regulated markets on which the Issuer’s shares will be trading at that time) on each of the trading days during the period of 30 calendar days ending on the calendar day immediately preceding the date of the exercise notice with respect to such exercise, and (ii) EUR 140.59 (which is the same as the issue price of the 6,828,985 new shares that were issued to A1 on August 23, 2019). The exercise price of the Initial Warrant B is subject to customary adjustments, including in respect of dividend or other distributions made by the Issuer in relation to the Issuer’s shares.

Based on the 61,953,831 Ordinary Shares issued and outstanding as of October 25, 2019, as reported in the October 28 Form 6-K, and assuming that the exercise price of the Warrants is equal to EUR 140.59, the aggregate purchase price for the 7,039,243 Ordinary Shares that A1 would be entitled to purchase pursuant to the terms of the Warrants (which includes the 2,617,791 Ordinary Shares that A1 will purchase pursuant to the exercise notice that was delivered on October 31, 2019) would be EUR 989,647,173.37. The actual number of Ordinary Shares that A1 will be entitled to purchase pursuant to the terms of the Warrants will depend on the number of Ordinary Shares issued and outstanding as of the date of the exercise of the Warrants and there is no absolute limit on the number of Ordinary Shares that can be issued pursuant to the Warrants. Additionally, the actual exercise price of the Initial Warrant B is subject to the formula described in the preceding paragraph and may be higher than EUR 140.59 per share. As a result, the aggregate purchase price for the Ordinary Shares that A1 is entitled to purchase pursuant to the terms of the Warrants will depend on factors that are not known as of the date hereof, and remains subject to change.

On October 31, 2019, A1 delivered an exercise notice to the Issuer in order to exercise the Initial Warrant A with respect to 2,617,791 Ordinary Shares for an aggregate exercise price of EUR 368,035,236.69. Pursuant to the terms of the Initial Warrant A, the Issuer shall issue such Ordinary Shares to A1 as soon as practicable, but in any event no later than the later of (i) six calendar days after the exercise date and (ii) the day other than (a) a Saturday or a Sunday or (b) a bank or other public holiday in Belgium following the receipt of the applicable aggregate exercise price. The Reporting Persons will purchase such Ordinary Shares with the working capital of an affiliate of the Reporting Persons on behalf of A1. If the Reporting Persons purchase any additional Ordinary Shares pursuant to the terms of the Warrants, the Reporting Persons expect to purchase such Ordinary Shares with the working capital of an affiliate of the Reporting Persons on behalf of A1.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the addition of the following:

The information set forth in Items 3 and 6 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 4.

The acquisition of the Warrants disclosed in this Schedule 13D/A was made for investment purposes in connection with the previously disclosed Subscription Agreement and Option, License and Collaboration Agreement, dated as of July 14, 2019 (the “Collaboration Agreement”), between Gilead and the Issuer.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D/A and the information set forth or incorporated in Items 2 and 3 of the Schedule 13D, as amended by this Schedule 13D/A, is incorporated by reference in its entirety into this Item 5.

(a)-(b)  A1 holds and beneficially owns 20,628,929 Ordinary Shares of the Issuer (which consists of the 13,589,686 Ordinary Shares that A1 beneficially owned prior to the issuance of the Warrants and the 7,039,243 Ordinary Shares that A1 can purchase pursuant to the terms of the Warrants (which includes the 2,617,791 Ordinary Shares that A1 will purchase pursuant to the exercise notice that was delivered on October 31, 2019) based on the 61,953,831 Ordinary Shares issued and outstanding as of October 25, 2019, as reported in the October 28 Form 6-K). As A1 is a wholly-owned subsidiary of Gilead, Gilead beneficially owns the same 20,628,929 Ordinary Shares of the Issuer (which consists of the 13,589,686 Ordinary Shares that Gilead beneficially owned prior to the issuance of the Warrants and the 7,039,243 Ordinary Shares that A1 can purchase pursuant to the terms of the Warrants (which includes the 2,617,791 Ordinary Shares that A1 will purchase pursuant to the exercise notice that was delivered on October 31, 2019) based on the 61,953,831 Ordinary Shares issued and outstanding as of October 25, 2019, as reported in the October 28 Form 6-K). The following disclosures are based on 61,953,831 Ordinary Shares issued and outstanding as of October 25, 2019, as reported in the October 28 Form 6-K, plus the 7,039,243 Ordinary Shares that are issuable to A1 pursuant to the Warrants (which includes the 2,617,791 Ordinary Shares that A1 will purchase pursuant to the exercise notice that was delivered on October 31, 2019) based on the number of Ordinary Shares issued and outstanding as of October 25, 2019, as reported in the October 28 Form 6-K.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own the following:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Gilead Sciences, Inc.	—	—	20,628,929	—	20,628,929	20,628,929	29.9%
Gilead Therapeutics A1 Unlimited Company	20,628,929	—	20,628,929	—	20,628,929	20,628,929	29.9%

(c)  Except as set forth in Item 3 of this Schedule 13D/A and this Item 5 or as previously disclosed in the Schedule 13D, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Item 2 of the Schedule 13D has effected any transaction in Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the addition of the following:

On October 22, 2019, the Issuer issued the Warrants to A1 pursuant to the terms of the Subscription Agreement. Based on the 61,953,831 Ordinary Shares issued and outstanding as of October 25, 2019, as reported in the October 28 Form 6-K, A1 would be entitled to purchase up to 7,039,243 Ordinary Shares pursuant to the terms of the Warrants, as reported in the September 20 Form 6-K. On October 31, 2019, A1 delivered an exercise notice to the Issuer in order to exercise the Initial Warrant A with respect to 2,617,791 Ordinary Shares for an aggregate exercise price of EUR 368,035,236.69. Pursuant to the terms of the Initial Warrant A, the Issuer shall issue such Ordinary Shares to A1 as soon as practicable, but in any event no later than the later of (i) six calendar days after the exercise date and (ii) the day other than (a) a Saturday or a Sunday or (b) a bank or other public holiday in Belgium following the receipt of the applicable aggregate exercise price.

As previously disclosed, pursuant to the terms of the Subscription Agreement, until the date that is 10 years following the date on which the closing occurs (or the termination of the Collaboration Agreement, if earlier, other than due to Issuer breach), subject to extension in certain circumstances, A1 will have the right to have two designees appointed to the Issuer’s Board of Directors (the “Issuer Board”). From the date that is 10 years following the date on which the closing occurs (or the termination of the Collaboration Agreement, if earlier, other than due to Issuer breach), subject to extension in certain circumstances, until the date that Gilead and its affiliates and any party acting in concert with them cease to own, directly or indirectly, at least 20% of the then outstanding shares of the Issuer on a non-diluted basis, A1 will have the right to have one designee appointed to the Issuer Board. On October 22, 2019, upon the approval of the Issuer’s shareholders, Daniel O’Day and Linda Higgins were appointed to the Issuer Board as A1’s director designees.

The foregoing description of the Initial Warrant A and the Initial Warrant B is not complete and is subject to and qualified in its entirety by reference to the full text of such documents, which are attached as Exhibit 99.1 and Exhibit 99.2 hereto, respectively, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented with the addition of the following:

Exhibit No.

99.1	Terms and Conditions of the Initial Gilead Warrant A issued by Galapagos NV, dated October 22, 2019.

99.2	Terms and Conditions of the Initial Gilead Warrant B issued by Galapagos NV, dated October 22, 2019.

SCHEDULE I

All addresses are c/o Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California, 94404.

Name	Title	Citizenship	Principal Occupation
Daniel P. O’Day	Chief Executive Officer, Chairman and Director	United States	*
Jacqueline K. Barton, Ph.D.	Director	United States	Professor, California Institute of Technology
John F. Cogan, Ph.D.	Director	United States	Senior Fellow, Hoover Institution, Stanford University
Kelly A. Kramer	Director	United States	Executive Vice President and Chief Financial Officer, Cisco Systems, Inc.
Kevin E. Lofton, FACHE	Director	United States	Chief Executive Officer, CommonSpirit Health
Harish Manwani	Director	Singapore	Retired Chief Operating Officer, Unilever
Richard J. Whitley, M.D.	Director	United States	Professor, University of Alabama at Birmingham
Gayle E. Wilson	Director	United States	Chairman Emeritus, California State Summer School for Mathematics and Science
Per Wold-Olsen	Director	Norway	Retired President, Human Health Intercontinental Division, Merck & Co., Inc.
Johanna Mercier	Executive Vice President, Chief Commercial Officer	United States	*
Brett A. Pletcher	Executive Vice President, General Counsel and Corporate Secretary	United States	*
Andrew D. Dickinson	Executive Vice President and Chief Financial Officer	United States	*

* The present principal occupation for each of these individuals is officer of Gilead Sciences, Inc. and officer, trustee and/or director of other affiliated entities.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2019

Gilead Sciences, Inc.

	By:	/s/ Brett A. Pletcher
	Name:	Brett A. Pletcher
	Title:	Executive Vice President, General Counsel and
Corporate Secretary

Gilead Therapeutics A1 Unlimited Company

	By:	/s/ Padraig Clancy
	Name:	Padraig Clancy
	Title:	Director